UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 16

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENEL AMÉRICAS S.A.
(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing 50
Shares of Common Stock (the “ADSs”)
(Title of Class of Securities)

29274F104
(CUSIP Number)

Enel S.p.A.
Viale Regina Margherita 137
00198 Rome
Italy

Attn: Fabio Bonomo
Head of Corporate Affairs

Tel: +39 06 8305 2081
Fax: +39 06 8305 2129
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 29274F104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON
Enel S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
49,456,102,073 shares of Common Stock (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
49,456,102,073 shares of Common Stock (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,456,102,073 shares of Common Stock (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.00% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 3 of 8 Pages

Explanatory Note

This Amendment No. 16 (“Amendment No. 16”) amends and supplements the Statement on Schedule 13D, which was originally filed jointly by Enel S.p.A, an Italian societá per azioni (“Enel” or the “Reporting Person”), Enel Latinoamérica, S.A. (“ELA”), a Spanish socieded anónima, formerly named Endesa Latinoamérica, S.A., and Enel Iberoamérica, S.R.L. (“EIA”), a Spanish socieded de responsabilidad limitada, formerly named Enel Energy Europe, S.R.L., with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2014 (“Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on August 12, 2016, Amendment No. 2 to Schedule 13D filed on December 6, 2016, Amendment No. 3 to Schedule 13D filed on October 15, 2018, Amendment No. 4 to Schedule 13D filed on March 20, 2019, Amendment No. 5 to Schedule 13D filed on March 22, 2019, Amendment No. 6 to Schedule 13D filed on April 10, 2019, Amendment No. 7 to Schedule 13D filed on May 21, 2019, Amendment No. 8 to Schedule 13D filed on June 28, 2019, Amendment No. 9 to Schedule 13D filed on January 29, 2020, Amendment No. 10 to Schedule 13D filed on March 19, 2020, Amendment No. 11 to Schedule 13D filed on April 6, 2020, Amendment No. 12 to Schedule 13D filed on May 12, 2020, Amendment No. 13 to Schedule 13D filed on June 5, 2020, Amendment No. 14 to Schedule 13D filed on June 10, 2020 and Amendment No. 15 to Schedule 13D filed on June 19, 2020, as specifically set forth herein.

Except as set forth below, all previous Items are unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

On October 23, 2014, as part of Enel’s previously announced plan to reorganize its activities in Iberia and Latin America described below, Enel, through its wholly-owned subsidiary EIA, purchased 29,762,213,531 shares of Enel Américas held directly and indirectly by Endesa S.A. (“Endesa”), a Spanish sociedad anónima (the “Acquisition”). The Acquisition was made pursuant to a Stock Acquisition Agreement (the “Agreement”) between EIA and Endesa. The aggregate purchase price was €8.25 billion, based on an approximate implied value per share of Enel Américas’ Common Stock of 215 Chilean pesos. The Acquisition was approved by the Board of Directors of Endesa on September 17, 2014 and the shareholders of Endesa on October 21, 2014.

Prior to the Acquisition, Enel and EIA held an indirect ownership interest in Enel Américas through EIA’s ownership interest in Endesa. In July 2014, Enel announced a plan to reorganize the Enel Group’s activities in Iberia and Latin America by grouping its Latin American operation under EIA and focusing Endesa’s businesses on the Iberian market. The reorganization was implemented by means of the Acquisition and an extraordinary cash dividend that was paid on October 29, 2014.

On April 22, 2015 Enel requested that the Board of Directors of Enel Américas consider and analyze a potential corporate reorganization process involving Enel Américas, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) that would separate their businesses and assets in Chile from those in Argentina, Brazil, Colombia and Peru so that the Chilean businesses and the non-Chilean businesses may be grouped by geographic area (the “Reorganization”). The respective Boards of Directors of Enel Américas, Endesa Chile and Chilectra determined in November 2015 that the Reorganization, including the Merger (as defined below), would be in the best interests of their respective companies and the Boards of Enel Américas, Endesa Chile and Chilectra subsequently determined that the Reorganization would involve (i) each of Endesa Chile and Chilectra separating its Chilean and non-Chilean businesses by means of a “división” or “demerger” under Chilean law and spinning off Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A., respectively, followed by Enel Américas separating its Chilean and non-Chilean businesses, including the shares of the demerged entities of Endesa Chile and Chilectra, also by means of a “división” or “demerger” under Chilean law and spinning off Enersis Chile S.A. (collectively, the “Spin-Offs”), (ii) a tender offer by Enel Américas for all of the shares of Endesa Américas (including in the form of ADSs) (the “2016 Tender Offer”) and (iii) the merger of the companies holding the non-Chilean businesses of Enel Américas, Endesa Chile and Chilectra after the Spin-Offs (Enel Américas, Endesa Américas and Chilectra Américas S.A.), with Enel Américas as the surviving company (the “Merger”). The Spin-Offs were completed on April 26, 2016. The 2016 Tender Offer was successfully completed on October 28, 2016.

The Merger, which was approved by the shareholders of Enel Américas, Endesa Américas and Chilectra Américas on September 28, 2016, became effective on December 1, 2016. As a result of the effectiveness of the Merger, Endesa Américas and Chilectra Américas ceased to exist as separate corporate entities and Enel Américas continued as the surviving company. In connection with the Merger, holders of Endesa Américas shares and ADSs (other than Enel Américas) received 2.8 shares of Enel Américas’ Common Stock for each share of Endesa Américas and 1.68 ADSs of Enel Américas for each ADS of Endesa Américas, respectively. The holders of Chilectra Américas (other than Enel Américas) received 4.0 shares of Enel Américas’ Common Stock for each share of Chilectra Américas. In addition, on November 9, 2016, Enel Américas purchased 119,092,152 shares of Enel Américas’ Common Stock from stockholders of Enel Américas that exercised their statutory merger dissenters’ withdrawal rights in connection with Merger. Such purchase was made using a portion of the proceeds of Enel Américas’ $600 million registered bond offering completed on October 25, 2016.

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During 2016, ELA, a wholly-owned subsidiary of EIA, was merged into EIA. In 2017, a cross-border demerger of EIA was implemented, pursuant to which EIA spun off, among other things, its interest in Enel Américas to a new Italian company, Enel South America S.r.l. (“ESA”). During 2017, ESA merged into Enel, which resulted in Enel directly holding 51.8% of Enel Américas’ Common Stock.

On October 15, 2018, Enel entered into two share swap transactions (the “Swap Transactions”) with a financial institution in order to increase its percentage ownership of Enel Américas. Pursuant to the Swap Transactions, Enel acquired 18,931,352 Enel Américas’ ADSs on April 8, 2019 at a price of approximately $8.70 per ADS, 1,707,765,225 shares of Enel Américas’ Common Stock on or about April 11, 2019 at a price of 116.01 Chilean pesos (approximately US$0.17) per share and 218,298,845 shares of Enel Américas’ Common Stock on or about May 22, 2019 at a price of 107.55 Chilean pesos (approximately US$0.15) per share. Following final settlement of the Swap Transactions, Enel directly held 56.8% of Enel Américas’ Common Stock.

On February 27, 2019, Enel Américas announced that it was proposing to undertake a capital raise structured as an offering of shares of Common Stock and ADSs pursuant to preemptive subscription rights for cash (the “Offering”). On September 2, 2019, Enel Américas completed the Offering. Pursuant to the Offering, Enel subscribed for 10,933,860,086 shares of Enel Américas’ Common Stock by exercising preemptive subscription rights at a price of approximately US$0.16 per share. Following completion of the Offering, Enel directly held 57.26% of Enel Américas’ Common Stock.

On June 28, 2019, Enel entered into an additional share swap transaction related to Enel Américas’ Common Stock and an additional share swap transaction related to Enel Américas’ ADSs (the “Additional Swap Transactions”) with a financial institution in order to increase its percentage ownership of Enel Américas. On January 28, 2020, Enel and the financial institution amended the Additional Swap Transaction related to Enel Américas’ Common Stock to decrease the number of shares of Enel Américas’ Common Stock that Enel could acquire pursuant to such Additional Swap Transaction and entered into an additional swap transaction (the “Third ADS Swap Transaction”) related to Enel Américas’ ADSs. On March 17, 2020, Enel and the financial institution further amended the Additional Swap Transaction related to Enel Américas’ Common Stock to further decrease the number of shares of Enel Américas’ Common Stock that Enel could acquire pursuant to such Additional Swap Transaction and entered into an additional swap transaction (the “Fourth ADS Swap Transaction”) related to Enel Américas’ ADSs. Pursuant to the Additional Swap Transaction related to Enel Américas’ ADSs, the Additional Swap Transaction related to Enel Américas’ Common Stock, the Third ADS Swap Transaction and the Fourth ADS Swap Transaction, Enel acquired 15,217,262 Enel Américas’ ADSs on March 16, 2020 at a price of approximately US$9.78 per ADS, 2,492,146,691 shares of Enel Américas’ Common Stock on or about April 14, 2020 at a price of 135.02 Chilean pesos (approximately US$0.16) per share, 8,065,149 Enel Américas’ ADSs on or about May 11, 2020 at a price of approximately US$9.20 per ADS and 2,960,966 Enel Américas’ ADSs on or about May 27, 2020 at a price of approximately US$5.96 per ADS, respectively. Following final settlement of the Additional Swap Transaction related to Enel Américas’ ADSs, the Additional Swap Transaction related to Enel Américas’ Common Stock, the Third ADS Swap Transaction and the Fourth ADS Swap Transaction, Enel directly held 62.26% of Enel Américas’ Common Stock.

On April 2, 2020, Enel entered into an additional share swap transaction with respect to Enel Américas’ Common Stock (the “Third Share Swap Transaction”) and an additional share swap transaction with respect to Enel Américas’ ADSs (the “Fifth ADS Swap Transaction”) with a financial institution in order to increase its percentage ownership of Enel Américas. On June 3, 2020, Enel and the financial institution: (a) amended the Fifth ADS Swap Transaction to decrease the number of Enel Américas’ ADSs that Enel may acquire pursuant to such Swap Transaction and (b) entered into an additional swap transaction (the “Fourth Share Swap Transaction”) related to Enel Américas’ Common Stock. Pursuant to Third Share Swap Transaction, the Fourth Share Swap Transaction and the Fifth ADS Swap Transaction, Enel acquired 1,249,848,795 shares of Enel Américas’ Common Stock on or about June 10, 2020 at a price of 130.00 Chilean pesos (approximately US$0.17) per share, 182,607,100 shares of Enel Américas’ Common Stock on or about June 19, 2020 at a price of 123.00 Chilean pesos (approximately US$0.15) per share and 13,012,507 Enel Américas’ ADSs on or about August 17, 2020 at a price of approximately US$7.65 per ADS, respectively. Following final settlement of the Third Share Swap Transaction, the Fourth Swap Transaction and the Fifth ADS Swap Transaction, Enel directly holds 65.00% of Enel Américas’ Common Stock and each of the Third Share Swap Transaction, the Fourth Swap Transaction and the Fifth ADS Swap Transaction terminated.

Page 5 of 8 Pages

In connection with the announced corporate reorganization process aimed at integrating the non-conventional renewable energy business of the Enel Group in Central and South America (excluding Chile) into Enel Américas, on December 17, 2020, Enel delivered to Enel Américas a letter (the “Enel Letter”) stating that it will launch a voluntary partial public tender offer for the acquisition of shares of Common Stock and ADSs of Enel Américas representing up to a maximum of 10% of the current share capital of Enel Américas (the “2021 Tender Offer”). The 2021 Tender Offer will be launched for a price of 140 Chilean pesos per share of Common Stock (or its equivalent in U.S. dollars at the time of settlement in the case of ADSs). The 2021 Tender Offer will be launched near the time of expected effectiveness of the merger by incorporation of EGP Américas S.p.A. into Enel Américas (the “Chilean Merger”) and of the amendment of the bylaws of Enel Américas. Completion of the 2021 Tender Offer will be subject to the effectiveness of the Chilean Merger and of the amendment of the bylaws of Enel Américas, as described below. The 2021 Tender Offer will also be subject to compliance with Chilean and U.S. regulations and other applicable regulations.

As announced by Enel Américas, the Extraordinary Shareholders' Meeting of Enel Américas (the “ESM”) has been called to take place on December 18, 2020 to resolve on (i) the Chilean Merger with a consequent increase in the share capital of Enel Américas in support of the Chilean Merger and (ii) the amendment of the bylaws of Enel Américas in order to remove the limits that currently do not allow a single shareholder to own more than 65% of the shares with voting rights. These matters were approved by the shareholders at the ESM. In the Chilean Merger, Enel will receive 31,195,387,525 shares of Enel Américas’ Common Stock in exchange for its shares of EGP Américas S.p.A., based on the merger exchange ratio of 0.41 Enel Américas shares for each EGP Américas share approved by shareholders at the ESM. The effectiveness of the Chilean Merger is subject to certain conditions precedent described in the document “Terms and Conditions of the Merger”, which is available to the public on the website of Enel Américas (www.enelamericas.com).

The 2021 Tender Offer is an opportunity for minority shareholders who wish to participate in the Chilean Merger but reduce their ownership interest in Enel Américas after the Chilean Merger is completed. The 2021 Tender Offer provides shareholders an opportunity to sell shares at a price higher than the price of 109.79 Chilean pesos per share that Enel Américas will offer under Chilean law to dissenter shareholders willing to exercise their withdrawal rights in connection with the Chilean Merger.

The 2021 Tender Offer will not be launched if the Chilean Merger and the amendment of the bylaws of Enel Américas are not effective by December 31, 2021.

Enel’s total consideration under the 2021 Tender Offer, which is expected to amount to up to 1.2 billion euros (calculated at the exchange rate of December 16, 2020 of 895 Chilean pesos per euro) will be funded through internally generated cash flows and existing debt capacity.

The Reporting Person, as majority shareholder of the Issuer, had and continues to have control over the Issuer, both prior to and after the Acquisition, the Reorganization, the Offering, the various swap transactions, the Chilean Merger and the 2021 Tender Offer described above. The Reporting Person intends to review its investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer and other parties from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below, including acquisitions of additional shares of Enel Américas’ Common Stock or ADSs. The Reporting Person specifically reserves the right to propose changes in the board of directors or management of the Issuer, to purchase or sell, or to cause its affiliates to purchase or sell, shares of Enel Américas’ Common Stock or ADSs, to engage in short selling or any hedging or similar transaction with respect to Enel Américas’ Common Stock or ADSs, or to change its intentions with respect to any and all matters referred to in this Item 4, although the Reporting Person does not have any present plans or proposals that would result in a change of control of the Issuer. Any action or actions the Reporting Person might undertake in respect of Enel Américas’ Common Stock and/or ADSs will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price level and liquidity of the shares of Enel Américas’ Common Stock and ADSs; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except to the extent set forth above, or in any other Item hereof, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of the Issuer, except as described above;

Page 6 of 8 Pages

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The description of the 2021 Tender Offer in this Schedule 13D is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Enel Américas. When and if the 2021 Tender Offer is commenced, Enel will make available the tender offer materials to the shareholders of Enel Américas and file such materials with the SEC in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the 2021 Tender Offer. Shareholders and investors may obtain free copies of the tender offer materials that Enel files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Américas. These documents are not currently available, and their availability is subject to the commencement of the 2021 Tender Offer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended and restated to read as follows:

(a) As of December 17, 2020, Enel Américas had 76,086,311,036 shares of Common Stock outstanding. Enel beneficially owned 49,456,102,073 shares of Enel Américas’ Common Stock, representing 65.00% of the Common Stock of Enel Américas outstanding as of such date.

(b) Enel may be deemed to have sole voting and dispositive power with respect to an aggregate of 49,456,102,073 shares of Enel Américas’ Common Stock that it directly owns. The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Statement are incorporated herein by reference.

(c) Except as described in this Amendment No. 16, there have been no transactions in shares of Enel Américas’ Common Stock or any securities directly or indirectly convertible into or exchangeable for shares of Enel Américas’ Common Stock, by the Reporting Person, since the date that is 60 days prior to the date of this Amendment No. 16.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The description of the Enel Letter set forth in Item 4 is incorporated herein by reference. A copy of the Enel Letter is filed as Exhibit 1 to this Amendment No. 16.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Letter dated December 17, 2020 from Enel to Enel Américas is incorporated herein by reference to Enel Américas’ Report on Form 6-K furnished to the SEC on December 18, 2020.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2020	ENEL S.P.A.

	By:	/s/ Joaquín Valcárcel Martínez
		Name:	Joaquín Valcárcel Martínez
		Title:	Head of M&A Legal Affairs and Litigations